Exhibit 99.B(h)(1)(vi)

AMENDMENT

To Transfer Agency and Service Agreement

Between

Each of the Entities Listed on Appendix A

And

Boston Financial Data Services, Inc. (“Transfer Agent”)

This Amendment is made as of this 1st day of November 2016 between each of the entities listed on Appendix A (each a “Portfolio” and collectively the “Fund”) to the Transfer Agency and Service Agreement between the Fund and the Transfer Agent dated as of October 1, 2005, as amended (the “Agreement”).  In accordance with Section 3 (Fees and Expenses) and Section 15.1 (Amendment) of the Agreement, the parties desire to further amend the Agreement as set forth herein.

NOW THEREFORE, the parties agree as follows:

1.              Section 1.2 (Additional Services).  Section 1.2 of the Agreement is hereby amended by adding new Subsection 1.2(i), which shall read as follows:

“(i) (Web Support Services) Transfer Agent shall provide maintenance and support services (the “Web Support Services”) for the Funds’ enhanced web functionality.  The Web Support Services are set forth on Schedule 1.2(i) to this Agreement, which may be amended by the parties in writing from time to time.”

2.              Section 3.2.  Section 3 of the Agreement is amended by deleting Section 3.2 and replacing it with new Section 3.2 as set forth below:

“3.2                         Other Fees and Charges. In addition to the fees paid under Section 3.1 above, the Fund agrees to pay the Transfer Agent for certain other fees and charges, in accordance with the terms of Schedule 3.1 attached hereto.”

3.              Section 11.4.  Section 11 of the Agreement is hereby amended by deleting Section 11.4 and replacing it with new subsection 11.4 as follows:

“11.4                  The Transfer Agent shall maintain insurance coverage including, without limitation, a fidelity bond covering larceny and embezzlement, an insurance policy with respect to directors’ and officers’ errors and omissions coverage and cybersecurity coverage at commercially reasonable levels appropriate in light of its duties and responsibilities hereunder. Upon the request of the Fund, the Transfer Agent shall provide evidence that coverage is in place. The Transfer Agent shall notify the Fund should such insurance coverage be canceled. Such notification shall include the date of cancellation and the reasons therefore. The Transfer Agent shall notify the Fund of any material claims against it with respect to the services provided under this Agreement to the Fund, whether or not they may be covered by insurance, and shall notify the Fund should the total outstanding claims made by the Transfer Agent under its insurance coverage materially impair, or threaten to materially impair, the adequacy of its coverage.”

4.              Section 11.6 (Information Security).  Section 11 of the Agreement is hereby amended by adding new subsection 11.6 as follows:

“11.6                  Information Security.  The Transfer Agent has implemented and maintains commercially reasonable physical and information security and data protection safeguards against the destruction, loss, theft, unauthorized access, unauthorized use, or alteration of the Fund’s Confidential Information, including Customer Data, in the possession of the Transfer Agent that are reasonably designed to protect the privacy of Confidential Information to the extent required by applicable laws, rules and regulations, and from time to time enhanced in accordance with changes in regulatory requirements.  The Transfer Agent will, at a minimum, update its policies and practices to remain compliant with applicable regulatory requirements, including those under the GLB Act and the Mass Privacy Act.  The Transfer Agent will meet with the Fund, at its request, on an annual basis to discuss information security safeguards and shall provide the Fund with a BITS full SIG assessment and will otherwise be available to the Fund to answer questions and provide information related to the information security requirements.  If the Transfer Agent or its agents discover or are notified that someone has violated security relating to the Fund’s Confidential Information, including Customer Data, the Transfer Agent will (a) notify the Fund of such violation, and (b) if the applicable Confidential Information was in the possession or under the control of the Transfer Agent or its agents at the time of such violation, the Transfer Agent will promptly (i) investigate, address, and remediate the violation, (ii) to the extent that the violation involves Customer Data, offer credit monitoring or other services for a one-year period to Fund shareholders affected by the violation, and (iii) advise the Fund as to the steps being taken with respect to such violation, and where applicable, the steps being taken that are reasonably designed to prevent future similar violations.”

5.              Section 11.7 (Business Continuity).  Section 11 of the Agreement is hereby amended by adding new subsection 11.7 as follows:

“11.7                                          Business Continuity.  The Transfer Agent has implemented and maintains a comprehensive business continuity plan and upon request by the Fund, the Transfer Agent will provide the Fund with an executive summary of the Transfer Agent’s business continuity plan. Without limiting the foregoing, the Transfer Agent shall maintain, at a location other than its normal location, appropriate redundant facilities for operational back up in the event of a power failure, disaster, cyber event or other interruption.  The Transfer Agent shall continuously back up Fund records maintained by the Transfer Agent, and shall store the back up in a secure manner at a location other than its normal location, so that, in the event of a power failure, disaster, cyber event or other interruption at such normal location, the Fund records will be maintained intact and will enable the Transfer Agent to perform its obligations under this Agreement.  In the event of a business disruption that materially impacts the Transfer Agent’s ability to perform its obligations under this Agreement, the Transfer Agent will promptly notify the Fund of the disruption and the steps being implemented under its business continuity plan. The Transfer Agent will test the adequacy of its business continuity plan at least annually and upon request, the Fund may participate and/or observe, in such test.  Upon request by the Fund, the Transfer Agent will provide the Fund with a letter assessing the Transfer Agent’s most recent business continuity test results.

6.              Section 12.1 (Term).  The first three sentences of Section 12.1 are hereby deleted and a new sentence is inserted in place thereof providing as follows:

“The initial term of this Agreement (the “Initial Term”) has been extended by the parties to the close of business on September 30, 2021, unless terminated or modified pursuant to the provisions of this Section 12.”

7.              Schedule 1.2(f) (AML Delegation).  Schedule 1.2(f) to the Agreement dated September 27, 2011 is superseded and replaced with Schedule 1.2(f) dated November 1, 2016 attached hereto

8.              Schedule 1.2(i) (Web Support Services).  The Agreement is hereby amended to add new Schedule 1.2(i), which sets forth the Web Support Services to be performed by Boston Financial for the Funds’ enhanced web functionality.  Schedule 1.2(i) is attached hereto and incorporated herein by reference.

9.              Schedule 3.1.  Schedule 3.1 to the Agreement dated effective October 1, 2011 to September 30, 2016 is superseded and replaced with Schedule 3.1 dated effective October 1, 2016 to September 30, 2021 attached hereto.

10.       All defined terms and definitions in the Agreement shall be the same in this amendment (the “Amendment”) except as specifically revised by this Amendment.

11.       Except as specifically set forth in this Amendment, all other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

HARRIS ASSOCIATES INVESTMENT TRUST		BOSTON FINANCIAL DATA SERVICES, INC.

By:	/s/ Kristi L. Rowsell	By:	/s/ Richard J. Johnson

Name:	Kristi L. Rowsell	Name:	Richard J. Johnson

Title:	President	Title:	Managing Director

SCHEDULE 1.2(f)

AML DELEGATION

Dated: November 1, 2016

1.                                      Delegation.

1.1                   In order to assist the Fund with the Fund’s AML responsibilities under applicable AML laws and sanctions programs administered by the U.S. Office of Foreign Assets Control (“OFAC”), the Transfer Agent offers certain risk-based procedures that are reasonably designed to: (i) promote the detection and reporting of potential money laundering activities; (ii) assist in the verification of persons opening accounts with the Fund, and (iii) mitigate the potential of the Fund engaging with persons or entities subject to the sanctions programs administered by OFAC (collectively, the “AML Procedures”).  The Fund has had an opportunity to review the AML Procedures with the Transfer Agent and desires to implement the AML Procedures as part of the Fund’s overall AML program (the “AML Program”).

1.2                   Accordingly, subject to the terms and conditions set forth in this Agreement, the Fund hereby instructs and directs the Transfer Agent to implement the AML Procedures as set forth in Section 4 below on the Fund’s behalf and delegates to the Transfer Agent the day-to-day operation of the AML Procedures.  The AML Procedures set forth in Section 4 may be amended, from time to time, by mutual agreement of the Fund and the Transfer Agent upon the execution by such parties of a revised Schedule 1.2(f) bearing a later date than the date hereof.

1.3                   The Transfer Agent agrees to perform such AML Procedures, with respect to the ownership of Shares in the Fund for which the Transfer Agent maintains the applicable shareholder information, subject to and in accordance with the terms and conditions of this Schedule 1.2(f) and the Agreement.

2.                                      Consent to Examination.  In connection with the performance by the Transfer Agent of the AML Procedures, the Transfer Agent understands and acknowledges that the Fund remains responsible for assuring compliance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act”) and the regulations thereunder (together with the Bank Secrecy Act of 1973 (the “BSA”), the “AML Laws and Regulations”), and that the records the Transfer Agent maintains for the Fund relating to the AML Program may be subject, from time to time, to examination and/or inspection by federal regulators in order that the regulators may evaluate such compliance.  The Transfer Agent hereby consents to such examination and/or inspection and agrees to cooperate with such federal examiners in connection with their review.  For purposes of such examination and/or inspection, the Transfer Agent will use its best efforts to make available, during normal business hours and on reasonable notice all required records and information for review by such examiners.

3.                                      Limitation on Delegation.  The Fund acknowledges and agrees that in accepting the delegation hereunder, the Transfer Agent is agreeing to perform only the AML Procedures, as may be amended from time to time, and is not undertaking and shall not be responsible for any other aspect of the AML Program or for the overall compliance by the Fund with the USA PATRIOT Act or for any other matters that have not been delegated hereunder.  Additionally, the parties acknowledge and agree that the Transfer Agent shall only be responsible for performing the AML Procedures with respect to the ownership of, and transactions in, Shares in the Fund for which the Transfer Agent maintains the applicable Shareholder information.

4.                                      AML Procedures(1)

4.1                   Consistent with the services provided by the Transfer Agent and with respect to the ownership of Shares in the Fund for which the Transfer Agent maintains the applicable Shareholder information, the Transfer Agent shall:

(a)                                 On a daily basis, submit all new customer account registrations and registration changes against the database of persons and entities subject to the sanctions programs administered by OFAC (the “OFAC Database”), the Politically Exposed Persons (“PEP”) database and such other lists or databases as may be required from time to time by applicable regulatory authorities; and in the event that the Transfer Agent identifies a match to the OFAC Database it shall promptly notify the Fund’s AML Compliance Officer.  Furthermore, in the event that the Transfer Agent identifies a match to the PEP Database or such other lists or databases as may be required from time to time by applicable regulatory authorities, it shall notify the Fund and await further instructions from the Fund’s AML Officer regarding the account.

(b)                                 Submit all account registrations through OFAC Database, the PEP database, and such other lists or databases as may be required from time to time by applicable regulatory authorities;

(c)                                  On a daily basis, submit special payee information from checks, outgoing wires and systematic withdrawal files through the OFAC Database;

(d)                                 Review certain types of redemption transactions that occur within thirty-four (34) days of an account establishment, registration change, or banking information change (e.g. redemption by wire within 34 days of banking information change; rapid depletion of account balance after establishment; and redemption by check within 34 days of address change);

(e)                                  On a daily basis, review wires sent pursuant to banking instructions other than those on file with the Transfer Agent;

(f)                                   On a daily basis, review accounts with small balances followed by large purchases;

(g)                                  On a daily basis, review accounts with frequent activity within a specified date range followed by a large redemption;

(1)  The accounts, transactions, items and activity reviewed in each case are subject to certain standard exclusions as set forth in written AML Procedures of the Transfer Agent, which have been made available to the Fund and which may be modified from time to time.

(h)                                 On a daily basis, review purchase and redemption activity by check that meets or exceeds $100,000 threshold on any given day;

(i)                                     In accordance with the AML Procedures, the Transfer Agent shall verify that it is not effecting a transaction with any person or entity included in the OFAC Database.

(j)                                    Determine when a suspicious activity report (“SAR”) should be filed as required by regulations applicable to mutual funds and prepare and file the form SAR-SF on behalf of the Fund within 30 calendar days after the initial detection of suspicious activity; provide the Fund with a copy of the SAR upon that determination, within a reasonable time after filing; and notify the Fund if any further communication is received from the U.S. Department of the Treasury or other law enforcement agencies regarding such filing; and maintain copies of all documentation records relating to each SAR filing for at least five years.

(k)                                 Compare account information to any FinCEN request received by the Fund and provided to the Transfer Agent pursuant to Sec. 314(a) of the USA PATRIOT Act.  Provide the Fund with the necessary information for it to respond to such request within required time frame;

(l)                                     Implement the Client Identification Program (“CIP”) by: (i) taking reasonable steps to verify the identity of any person seeking to become a new customer of the Fund and notify the Fund in the event such person cannot be verified, (ii) maintaining records of the information used to verify the person’s identity, as required, and (iii) determining whether the person appears on any lists of known or suspected terrorists or terrorist organizations provided to the Fund by any government agency;

(m) If a customer’s identity cannot be verified from the information provided, the Transfer Agent will contact the AML Compliance Officer or another appropriate Fund officer and take such additional measures for the account as set forth in the AML Procedures

(n)                                 The Transfer Agent shall not establish new correspondent accounts for foreign financial institutions in the Fund in accordance with the Fund’s current prospectus.  The Transfer Agent will periodically monitor new accounts and will use its best efforts to identify and notify the Fund’s AML Compliance Officer as to any correspondent accounts for foreign financial institutions.

(o)                                 Conduct due diligence and if required, enhanced due diligence in accordance with 31 C.F.R. 1010.610 for new and existing correspondent accounts for foreign financial institutions (as defined in 31 C.F.R. 1010.605(f)).  The Transfer Agent will perform an assessment of the money laundering risk presented by the account based on a consideration of relevant factors in accordance with applicable law and information provided by the foreign financial institution in a financial institution questionnaire.  If an account is determined to have a medium or above risk-ranking, the Transfer Agent will monitor the account on a monthly basis for unusual activity.  In the situation where due diligence cannot be completed with respect to an account, the Transfer Agent will promptly contact the Fund’s AML Compliance Officer for further instruction.  Upon request by the Fund, the Transfer Agent will generate periodic reports of existing correspondent accounts for foreign financial institutions for review by the Fund for purposes of compliance with Section 312 of the. USA PATRIOT Act.

(p)                                 Upon the request by the Fund, conduct due diligence to determine if the Fund is involved with any foreign jurisdiction, institution, class of transactions and a type of account designated, from time to time, by the U.S. Department of Justice in order to identify and take certain “special measures” against such entities as required under Section 311 of the USA PATRIOT Act.

(q)                                 Create and retain records required under 31 CFR 1010.410 in connection with the transmittals of funds in amounts equal to or in excess of $3,000, and transmit such information on the transactions to the receiving financial institutions.

4.2                   In the event that the Transfer Agent detects activity as a result of the foregoing procedures, which necessitates the filing by the Transfer Agent of a SAR or other similar report or notice to OFAC, the Transfer Agent shall timely file such report and also immediately notify the Fund, unless prohibited by applicable law.

4.3                   AML Reporting

(a)         On a quarterly basis, the Transfer Agent shall provide a report to the Fund on its performance of the AML Delegated Duties, among other compliance items, which report shall include information regarding the number of: (i) potential incidents involving unusual or suspicious activity, (ii) SARs filed on behalf of the Fund, (iii) outstanding customer verification items, (iv) potential and confirmed matches against the “Known Offender”, OFAC and PEP databases and (v) potential and confirmed matches in connection with FinCEN requests.  Notwithstanding anything in this Section 4.3(a) to the contrary, the Transfer Agent reserves the right to amend and update the form of its AML reporting from time to time to comply with new or amended requirements of applicable law or to enhance its Compliance+ program.  Notice of any AML reporting amendments will be provided to the Fund promptly.

(b)         At least annually, the Transfer Agent will arrange for independent testing (an audit) of the AML services it provides to its clients on an organization-wide basis by a qualified independent auditing firm.  The Transfer Agent will provide the Fund’s AML Compliance Officer with the results of the audit and testing, including any material deficiencies or weaknesses identified and any remedial steps that will be taken or have been taken by the Transfer Agent to address such material deficiencies or weaknesses.

HARRIS ASSOCIATES INVESTMENT TRUST		BOSTON FINANCIAL DATA SERVICES, INC.

By:	/s/ Kristi L. Rowsell	By:	/s/ Richard J. Johnson

Name:	Kristi L. Rowsell	Name:	Richard J. Johnson

Title:	President	Title:	Managing Director

SCHEDULE 1.2(i)

WEB SUPPORT SERVICES

FANWeb

The Transfer Agent shall perform the following support services for the Funds’ enhanced web functionality:

1.              Host the enhanced web functionality infrastructure and associated disaster relief environments

2.              Make updates to the common enhanced web software as needed to maintain compatibility with FAN Web API’s

3.              Make updates required by changes that Transfer Agent makes to the core enhanced web platform or hardware infrastructure that were not requested by the customer

4.              Provide access to the Boston Financial help desk and other online support as required above the DST FANWeb support.

5.              Provide on-going research and development of new features, functions, and interfaces.

6.              Make server level design updates as needed to provide browser compatibility.

7.              Make updates to the enhanced web main and disaster recovery elements

FANWeb Infrastructure Services.  Transfer Agent or its affiliate, DST Systems, Inc. (“DST”) will provide maintenance support services for the underlying DST interfaces that BFWeb leverages for data and transaction processing and retrieval. These services include:

1.              DST API support, DST web process mainframe support, web interface support.

2.              Monitoring of all DST systems involved in the web transaction process.

3.              Disaster recovery of above environments.

BFWeb Maintenance Services. Transfer Agent or DST will also provide maintenance services for all of the BFWeb front-end interfaces and functionality for the BFWeb platform.  Transfer Agent or DST will provide Customer with reasonable notice of any scheduled maintenance (currently, scheduled maintenance occurs between midnight and 5A.M. twice per month but is subject to change). These services include:

1.              Hosting of the BFWeb infrastructure and associated disaster recovery environments.

2.              Updates to the common (shared across clients) BFWeb software as needed to maintain compatibility with FANWeb APIs

3.              Updates required by changes that Transfer Agent initiates to the core BFWeb platform or hardware infrastructure (not including changes requested by Customer).

4.              Access to the Boston Financial help desk and other online support as required and above the DST support layer.

5.              Ongoing research of new features, functions, and interfaces.

6.              Server level design updates as needed to stay current with browser compatibility. Custom code for Customer would require that development hours be used.

7.              Updates to the BFWeb main and disaster recovery environments.

The Maintenance Services described above are provided to cover ongoing infrastructure and monitoring needs as well as a variable component to allow for proper infrastructure expansion as needed.  Transfer Agent is dependent on DST’s provision of the necessary hosting, maintenance and operational infrastructure and services in order to provide the Maintenance Services described above.  Failure by DST to provide such infrastructure and services may impact Transfer Agent’s ability to provide the Maintenance Services.

Support Specifications.  Transfer Agent shall maintain appropriate procedures with respect to system monitoring and notification, incident management, including escalation and resolution, reporting and support.  Such procedures may be updated by Transfer Agent from time to time and such changes shall be promptly communicated to Customer.

Transfer Agent maintains, and will continue to maintain throughout the Term, business continuity, disaster recovery, and backup capabilities (the “Plans”) that permit Transfer Agent to perform its obligations hereunder with minimal disruptions or delays and within the recovery time objectives established by Transfer Agent. The Plans shall also provide for the recovery from disruptions to staff, including pandemic planning and/or other impacts that could result in mass absenteeism. Certification of the Plans will be provided at the same times as the applicable FANWeb certification.

Liability:

The Transfer Agent’s aggregate liability with respect to, arising from or arising in connection with the Web Support Services as set forth in this Schedule 1.2(i), or from all services provided or omitted to be provided by the Transfer Agent under this Schedule 1.2(i) for all of the Funds subject to the Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed the aggregate of the amounts actually received by the Transfer Agent as Web Support Services Fees, but not including reimbursable expenses, as set forth in Schedule 3.1 during the twelve (12) calendar months immediately preceding the first event for which recovery from the Transfer Agent is being sought.